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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                Perceptron, Inc.
             (Exact Name of Registrant as Specified in Its Charter)


                  Michigan                                 38-2381442
                  --------                                 ----------
(State or other jurisdiction of incorporation) (IRS Employer Identification No.)


                  47827 Halyard Drive, Plymouth, Michigan 48170
                  ---------------------------------------------
               (Address of principal executive offices) (Zip Code)



If this form relates to the                       If this form relates to the
registration of a class of                        registration of a class of
securities pursuant to Section                    securities pursuant to Section
12(b) of the Exchange Act and is                  12(g) of the Exchange Act and
effective pursuant to General                     is effective pursuant to
Instruction A.(c), please                         General Instruction A.(d),
check the following box. _ X_                     please check the following
                                                  box. ____



Securities Act registration statement file number to which this form relates:
N/A

Securities to be registered pursuant to Section 12(b) of the Act: N/A


Securities to be registered pursuant to Section 12(g) of the Act:


      Title of each class                        Name of each exchange on which
      to be so registered                        each class is to be registered
      -------------------                        ------------------------------

      Rights to purchase                           The Nasdaq Stock Market, Inc.
Series A Preferred Stock, no par value


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On March 23, 1998, the Board of Directors of Perceptron, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $.01 par value (the "Common Stock"), of the Company. The distribution is payable to the Company's shareholders of record on April 6, 1998 (the "Record Date") on the second business day following the Record Date or, if later, on the first business day following the date this Form 8-A becomes effective. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, no par value (the "Preferred Stock") at a price of $135.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock (or, if pursuant to a Permitted Offer (as defined below) such later date as fixed by the Board of Directors with the concurrence of the Continuing Directors), or (ii) ten business days (or such later date as may be determined by the Board of Directors, with the concurrence of a majority of the Continuing Directors, prior to such time as any person becomes an Acquiring Person) following the commencement or announcement of an intention to commence a tender offer or exchange offer by any person if, upon consummation thereof, such person would be an Acquiring Person, other than as a result of a Permitted Offer (as defined below) (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of April 6, 1998, by such Common Stock certificate and not by separate rights certificates.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after April 6, 1998 upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of April 6, 1998 or issued thereafter will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Subject to certain adjustments as may be required by the Rights Agreement, the Company will issue one Right with each new share of Common Stock issued until the Distribution Date so that all shares will have attached Rights. No person shall be deemed to be an Acquiring Person on account of shares of Common Stock beneficially owned by such person on March 23, 1998 unless thereafter they become the beneficial owner of any additional shares of Common Stock.


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         A "Continuing Director" is a member of the Board of Directors of the
Company who is not an Acquiring Person or an affiliated or associated person of an Acquiring Person and who was a member of the Board prior to the Share Acquisition Date (as defined below) or subsequently became a member of the Board and whose nomination for election or election to the Board was recommended or approved by a majority of the Continuing Directors then on the Board. At least two Continuing Directors must approve of, or concur on, any action requiring the approval or concurrence of Continuing Directors.

         The Rights are not exercisable until the Distribution Date, and, if later, the expiration of the Company's right to redeem the Rights. The Rights will expire on March 23, 2008, unless earlier redeemed or called for exchange by the Company as described below or their earlier expiration upon the consummation of certain transactions as described below.

         The Preferred Stock will be nonredeemable and will be junior to any other class of preferred stock. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend equal to the greater of $1.00 or 100 times the per share value of any dividend (other than stock dividends) declared on the Common Stock since the immediately preceding quarterly dividend payment date. In the event of liquidation, the holders of the Preferred Stock generally will be entitled to receive a liquidation payment in an amount equal to $100.00 per share of Preferred Stock plus all accrued and unpaid dividends thereon, and, after the holders of Common Stock have received a liquidation payment in an amount equal to $1.00 per share, holders of the Preferred Stock and the Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed, with the holders of Preferred Stock entitled to receive an aggregate per share amount equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock. Each share of Preferred Stock will be entitled to 100 votes per share voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Preferred Stock as to dividends, voting and liquidation preferences are protected by anti-dilution provisions.

         The Purchase Price payable, and the number of shares of the Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or a dividend paid in the Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.



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         Prior to a Triggering Event, fractional shares of the Preferred Stock will not be issued (other than fractions which are integral multiples of one one-hundredths of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made equal to the same fraction of the current market value of one one-hundredth of a share of Preferred Stock. Following the occurrence of a Triggering Event, the Company shall not be required to issue fractions of shares of Common Stock and, in lieu thereof, an adjustment in cash will be made equal to the same fraction of the current market value of one share of Common Stock.

         In the event that (i) the Company were the surviving corporation in a merger or other combination with an Acquiring Person or affiliated or associated persons of an Acquiring Person and its Common Stock were not changed or exchanged, or (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, or (iii) in certain circumstances, an Acquiring Person becomes the beneficial owner of 15% or more of the outstanding shares of Common Stock (except pursuant to a tender or exchange offer for all outstanding shares at a price and on terms determined by a majority of the Continuing Directors, after receiving advice from an investment banking firm selected by a majority of such Continuing Directors, to be a price that is fair to shareholders and in the best interests of the Company and its shareholders (a "Permitted Offer")), or (iv) during such time as there is an Acquiring Person, there shall occur certain failures to pay, or reductions in, dividends on outstanding common or preferred stock of the Company or a recapitalization of the Company which has the effect of increasing the Acquiring Person's proportionate share of the outstanding Common Stock by more than 1%, then proper provision shall be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive upon exercise that number of shares of the Common Stock (or, in certain circumstances, a combination of cash, other property, Preferred Stock, Common Stock and/or other securities) having a market value of two times the exercise price of the Right.

         Following the Distribution Date, in the event (i) that the Company were acquired in a merger or other business combination transaction in connection with which the Company is not the continuing or surviving corporation or in which all or a part of the Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property (other than certain mergers and combinations with an Acquiring Person who becomes such in a Permitted Offer if the price per share of Common Stock offered in such transaction is no less than the price per share of Common Stock paid to all holders in the Permitted Offer tender or exchange offer and the form of consideration being offered in such transaction is the same as the form of consideration paid in the Permitted Offer tender or exchange offer (a "Permitted Combination")), or (ii) that 50% or more of the Company's assets or earning power were sold, then proper provision shall be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the Acquiring Person which at the time of such transaction would have a market value of two times the exercise price of the Right. Upon the consummation of a Permitted



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Combination, all rights shall expire. Each of the events described in this paragraph and the prior paragraph constitutes a "Triggering Event" under the Rights Agreement.

         At any time after any Person becomes an Acquiring Person but prior to the time such Acquiring Person has acquired 50% or more of the outstanding Common Stock, the Board (with the concurrence of a majority of the Continuing Directors) may cause shareholders to exchange all or part of their Rights for shares of Common Stock or Preferred Stock at a ratio of one share of Common Stock or one one-hundredth of a share of Preferred Stock per Right, subject to adjustment. As soon as the Board has determined to make such exchange, the Rights may no longer be exercised.

         At any time prior to 5:00 P.M., Detroit, Michigan time, on the tenth business day following the public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of the Common Stock of the Company (or, if pursuant to a Permitted Offer (as defined below) such later date as fixed by the Board of Directors with the concurrence of the Continuing Directors) (the "Shares Acquisition Date"), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"); provided, however, that if such redemption or delay in the expiration of the Board's right to redeem the Rights as set forth above occurs on or after the Shares Acquisition Date the Board shall be entitled to so redeem the Rights only if such redemption is approved by a majority of the Continuing Directors and the Continuing Directors constitute a majority of the Board of Directors; provided, further, that if such redemption occurs on or after the date of a change (resulting from a proxy or consent solicitation effected in compliance with applicable law and the requirements of any national securities exchange on which the Common Stock of the Company is listed or The Nasdaq Stock Market, Inc., if the Common Stock is listed on such stock market) in a majority of the directors in office at the commencement of such solicitation if any person who is a participant in such solicitation has stated (or, if upon the commencement of such solicitation, a majority of the Board of Directors has determined in good faith) that such person (or any affiliated or associated persons) intends to take, or may consider taking, any action which would result in such person becoming an Acquiring Person or which would cause the occurrence of a Triggering Event, unless concurrent with such solicitation, such person is making a Permitted Offer (a "Special Proxy Contest"), the Board shall be entitled to redeem the Rights or delay the expiration of its right to redeem the Rights as set forth above only if such redemption or delay is approved by a majority of the Continuing Directors who were members of the Board of Directors prior to the proxy or consent solicitation referred to above (or subsequently became a member of the Board of Directors and whose nomination for election or election thereto was recommended or approved by a majority of the Redemption Continuing Directors) (the "Redemption Continuing Directors") and the Redemption Continuing Directors constitute a majority of the Board of Directors. Thereafter, the Company's right of redemption may be reinstated, prior to a Triggering Event (i) if an Acquiring Person reduces his beneficial ownership to less than 15% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company, and (ii) there are no other Persons, immediately following the event described in clause (i), who are Acquiring Persons. Additionally, the Board of Directors may at any time prior to the occurrence of a Triggering Event, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, if such


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redemption is in connection with the consummation of a merger or other business combination involving the Company but not involving an Acquiring Person or its Affiliates or Associates which is determined to be in the best interests of the Company and its shareholders by a majority of the Continuing Directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights Agreement may be amended without shareholder approval prior to the Distribution Date at the Board of Directors' discretion (and after the Shares Acquisition Date, only with the concurrence of a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the directors in their office and, after a Special Proxy Contest, only with the concurrence of a majority of the Redemption Continuing Directors and only if the Redemption Continuing Directors constitute a majority of the directors then in office). After the Distribution Date, the Board of Directors (with the concurrence of a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the directors then in office) generally may amend the Rights Agreement without the consent of the Rights holders to cure any ambiguity, correct defects or inconsistencies, shorten or lengthen time periods or supplement or change any other provision which shall not adversely affect the Rights holders; provided that the lengthening of any time period is for the purpose of protecting, enhancing or clarifying the rights of, and/or for the benefit of the holders of the Rights (other than the Acquiring Person and its affiliated and associated persons). However, if the Rights are not then redeemable, the Board may not lengthen a time period relating to when the Rights may be redeemed.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K dated March 25, 1998. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.  EXHIBITS.

Exhibit No.                Description
-----------                -----------

    1 Form of certificate representing Rights (included as Exhibit B to the Rights Agreement filed as Exhibit 2 to that certain form 8-K filed by Perceptron, Inc. on March 25, 1998 and incorporated by reference herein). Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth business day after the Shares Acquisition Dates (or, if the tenth day after the Shares Acquisition Date occurs before the Record Date, the close of business on the Record Date) (or, if such Shares Acquisition Date results from the consummation of a Permitted Offer, such


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                  later date as may be determined before the Distribution Date, by action of the Board of Directors, with the concurrence of a majority of the Continuing Directors), or (ii) the tenth business day (or such later date as may be determined by the Board of Directors, with the concurrence of a majority of the Continuing Directors, prior to such time as any person becomes an Acquiring Person) after the date of the commencement of, or first public announcement of the intent to commence, a tender or exchange offer by any person or group of affiliated or associated persons (other than the Company or certain entities affiliated with or associated with the Company), other than a tender or exchange offer that is determined before the Distribution Date to be a Permitted Offer, if, upon consummation thereof, such person or group of affiliated or associated persons would be the beneficial owner of 15% or more of such outstanding shares of Common Stock.

    2 Rights Agreement, dated as of March 24, 1998, between Perceptron, Inc., and American Stock Transfer & Trust Company, as Rights Agent.



                      [Remainder of Page Intentionally Left Blank]



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 25, 1998


                                      PERCEPTRON, INC.

                                      /s/  John G. Zimmerman

                                      John G. Zimmerman
                                      Vice President and Chief Financial Officer




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                                  EXHIBIT INDEX


EXHIBIT NO.                        DESCRIPTION

    1 Form of certificate representing Rights (included as Exhibit B to the Rights Agreement filed as Exhibit 2 to that certain Form 8-K filed by Perceptron, Inc. on March 25, 1998 and incorporated by reference herein). Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth business day after the Shares Acquisition Date (or, if the tenth day after the Shares Acquisition Date occurs before the Record Date, the close of business on the Record Date) (or, if such Shares Acquisition Date results from the consummation of a Permitted Offer, such later date as may be determined before the Distribution Date, by action of the Board of Directors, with the concurrence of a majority of the Continuing Directors), or (ii) the tenth business day (or such later date as may be determined by the Board of Directors, with the concurrence of a majority of the Continuing Directors, prior to such time as any person becomes an Acquiring Person) after the date of the commencement of, or first public announcement of the intent to commence, a tender or exchange offer by any person or group of affiliated or associated persons (other than the Company or certain entities affiliated with or associated with the Company), other than a tender or exchange offer that is determined before the Distribution Date to be a Permitted Offer, if, upon consummation thereof, such person or group of affiliated or associated persons would be the beneficial owner of 15% or more of such outstanding shares of Common Stock.

    2 Rights Agreement, dated as of March 24, 1998, between Perceptron, Inc. and American Stock Transfer & Trust Company, as Rights Agent (filed as Exhibit 2 to that certain Form 8-K filed by Perceptron, Inc. on March 25, 1998 and incorporated by reference herein).







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